FIRST TRUST PORTFOLIOS L.P.
                         120 EAST LIBERTY DRIVE
                         WHEATON, ILLINOIS 60187


                            January 14, 2011


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


            Re:    FT 2772 (file no. 333-171202)


Ladies/Gentlemen:

     The undersigned, FT 2772 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on January 20, 2011 or as soon thereafter as possible.


                                    Very truly yours,

                                    FT 2772

                                    By:  First Trust Portfolios L.P.


                                    By: /s/ Jason T. Henry
                                        -------------------------------
                                                Jason T. Henry
                                             Senior Vice President